May 10, 2024

VIA EDGAR

Ms. Anu Dubey

Mr. Brian Szilagyi

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	abrdn Income Credit Strategies Fund

Registration Statement filed on Form N-2

File Nos. 333-277607 and 811-22485

Ms. Dubey and Mr. Szilagyi:

On behalf of abrdn Income Credit Strategies Fund (the “Fund”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by Ms. Dubey in a telephone conversation with me and Brooke A. Clark of Dechert LLP on March 15, 2024, and provided by Mr. Szilagyi in a telephone conversation with me and Ms. Clark on March 20, 2024, relating to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed on March 1, 2024.

For your convenience, the substance of those comments has been restated below. The Fund’s response to each comment is set out immediately under the comment. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Disclosure Comments

Comments Applicable to the Prospectus

Comment 1: In the “INCORPORATION BY REFERENCE” section, please remove disclosure discussing future incorporation by reference.

Response: The Fund respectfully acknowledges the Staff’s comment and notes that the Fund is able to rely on General Instruction A.2 of Form N-2. The Fund has not revised the disclosure in response to this comment.

Comment 2: With respect to the fee table included in the “SUMMARY OF FUND EXPENSES” section, please supplementally explain whether the costs associated with the shelf offerings of preferred stock, subscription rights and notes are reflected in the fee table.

Response: The Fund notes that the costs associated with the shelf offerings of preferred stock, subscription rights and notes are not reflected in the fee table and such costs related to an offering will be properly disclosed in the Prospectus Supplement in connection with any such offering.

Comment 3: In the introduction to the “SUMMARY OF FUND EXPENSES” section, please revise the sentence discussing the Fund’s use of leverage to reflect that the 29.9% of leverage outstanding is based on the Fund’s net assets as of October 31, 2023.

Response: The Fund has revised the disclosure accordingly.

Comment 4: With respect to footnote 7 to the fee table in the “SUMMARY OF FUND EXPENSES” section, the Staff notes that the expense limitation agreement expiring on June 30, 2025, may only be disclosed if the Registration Statement becomes effective by June 30, 2024.

Response: The Fund notes the Staff’s comment and will revise the disclosure as appropriate if the Registration Statement is not declared effective by June 30, 2024.

Comment 5: In the “FUND AT A GLANCE—Leverage” section, please revise the disclosure to align with the requirements of Rule 18f-4 under the 1940 Act.

Response: The Fund has revised the disclosure accordingly.

Comment 6: With respect to “The Adviser” section:

a.	Please supplementally explain the nature of the arrangement covered by the MOU. Such explanation should cover, at a minimum, the following:

(i)	Identify the affiliate(s) of the Adviser who may render portfolio management, research or trading services to the Fund;
(ii)	Identify the country of domicile of the affiliate(s);
(iii)	Explain the control relationship between the Adviser and the affiliate(s); and
(iv)	State whether the affiliate(s) is a registered entity with the SEC.

Response:

Entity	Country of Domicile	Relationship to the Adviser*	Registered Entity with the SEC
abrdn Inc.	USA	Sister company	Yes
abrdn Investments Limited (formerly, Aberdeen Asset Managers Limited)	England	Sister company	Yes
abrdn Alternative Funds Limited (formerly, Aberdeen Standard Alternative Funds Limited)	Scotland	Sister company	Yes
abrdn ETFs Advisors LLC	USA	Sister company	Yes
Aberdeen Asset Management (Thailand) Limited	Thailand	Sister company	No
abrdn Brasil Investimentos Ltda	Brazil	Sister company	No
abrdn Hong Kong Limited	Hong Kong	Sister company	No
abrdn Malaysia SDN BHD	Malaysia	Sister company	No
abrdn Islamic Malaysia SDN BHD	Malaysia	Sister company	No
abrdn Investment Management Limited	Scotland	Sister company	No
Ignis Investment Services Limited	Scotland	Sister company	No

*All companies are directly or indirectly wholly owned by abrdn plc.

b.	Please supplementally explain why the MOU is not an advisory contract within the meaning of 1940 Act. Please address:

(i)	Specific services the affiliate(s) and its employees will provide;
(ii)	The extent to which the Adviser will depend on affiliate personnel;
(iii)	Whether affiliate personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940, as amended;
(iv)	Whether the affiliate(s) is considered a fiduciary with respect to the Fund; and
(v)	Confirm that the records created by the affiliate(s) in providing services to the Fund required to be maintained pursuant to the 1940 Act are records of the Fund and the location where such records will be maintained.

Response: The Adviser is a party to the MOU pursuant to which Participating Registered Advisers, Participating Affiliates (each as defined in the MOU) and their respective employees (collectively, “Supervised Persons”) may perform certain portfolio management, research or trading services, including (i) serving as a discretionary asset manager, (ii) participating in telephone calls or in-person meetings for the purpose of discussing industry trends, market developments, economic forecasts, and other information related to the management of investment portfolios, (iii) meeting from time to time with governing boards to discuss management and performance of certain accounts, (iv) producing written research reports, (v) placing orders for purchase and sale of portfolio securities or other assets, and (vi) performing compliance, administrative and clerical functions. Supervised Persons will provide resources and services to the Adviser only and will not be contracting directly with the Fund to provide any services or receive any advisory fees or compensation of any kind from the Fund. Supervised Persons will receive their compensation from their respective employing Participating Affiliate or Participating Registered Adviser. Any Supervised Person who provides investment advice with respect to the Fund will be a supervised person of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940, as amended, which is a fiduciary to the Fund. As such, the MOU does not amount to an advisory contract under the 1940 Act. Thus, the Supervised Persons are not considered fiduciaries with respect to the Fund.

The Fund confirms that Participating Affiliates and Participating Registered Advisers will make and keep books and records of the Fund as required by and in such location as required by the 1940 Act.

c.	Please supplementally explain if the Adviser is relying on any no-action relief with respect to the arrangement under the MOU.

Response: The Fund confirms that the arrangement under the MOU is consistent with the “Unibanco letters” (See, e.g., ABA Subcommittee on Private Investment Entities, SEC Staff No-Action Letter (Dec. 8, 2005; Royal Bank of Canada, SEC Staff No-Action Letter (June 3, 1998); ABN AMRO Bank, N.V., SEC Staff No-Action Letter (July 7, 1997); Murray Johnstone Holdings Limited, SEC Staff No-Action Letter (Oct. 7, 1994); Kleinwort Benson Investment Management Limited, SEC Staff No-Action Letter (Dec. 15, 1993); Mercury Asset Management plc, SEC Staff No-Action Letter (Apr. 16, 1993); and Uniao de Bancos de Brasileiros S.A., SEC Staff No-Action Letter (July 28, 1992)). abrdn previously reported information to the SEC’s Chief Counsel’s Office regarding abrdn affiliates participating in personnel sharing arrangements and reliance on the “Unibanco Letters” as outlined in the March 2017 IM Information Update for Advisers Relying on the Unibanco No-Action Letters.

Comment 7: With respect to information required by Form N-2 that is incorporated by reference, please revise all references in the prospectus such that the references comply with General Instruction F.2 of Form N-2.

Response: The Fund respectfully acknowledges the Staff’s comment and notes that it is able to rely on General Instruction A.2 of Form N-2. The Fund has not revised the disclosure in response to this comment.

Comment 8: Please include disclosure regarding Section 6.05 of the Fund’s Declaration of Trust regarding derivative actions and note that (i) no shareholder may maintain a derivative action on behalf of the Fund unless holders of at least 10% of the outstanding shares join in the bringing of such action and (ii) shareholders may have to undertake to reimburse the Fund for the expense of any advisors retained by the Trustees in considering the merits of the shareholder request in the event that the Trustees determine not to bring a derivative action. Additionally, please disclose that (i) and (ii) above do not apply to claims arising under federal securities laws.

Response: The Fund has revised the disclosure accordingly.

Comment 9: Please supplementally confirm that the Fund will not issue or sell any other series of preferred shares that has a preference or priority over any other series upon the distribution of the Fund’s assets or with respect to interest or dividend payments. See Section 18(c)(1) of the 1940 Act.

Response: The Fund confirms that it will not issue or sell any other series of preferred shares that has a preference or priority over the Fund’s existing Series A Perpetual Preferred Shares upon the distribution of the Fund’s assets or with respect to interest or dividend payments.

Comment 10: The Staff notes that the Fund’s Series A Perpetual Preferred Shares have been assigned an A2 rating by Moody’s. Please file the rating agency consent as an exhibit to the Registration Statement pursuant to Rule 483 under the 1933 Act.

Response: The Fund has revised the disclosure to remove references to the Moody’s rating.

Comment 11: Please disclose the material provisions of the Delaware control share acquisition statute in the Prospectus including: (i) the applicable control share voting thresholds; (ii) how voting rights for control shares may be restored; and (iii) any exemptions for acquisitions of control shares. Also disclose: (i) the rationale for not broadly exempting application of these provisions; (ii) the impact upon shareholders of these provisions; and (iii) whether the board of trustees has considered the provisions and determined that they are in the best interest of the Fund and its shareholders. Please also disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the 1940 Act.

Response: The Fund has revised the disclosure accordingly.

Comments Applicable to the SAI

Comment 12: In the “Advisory Agreements” section, please disclose the subadvisory fee rate as required by Form N-2, Item 20(c).

Response: The Fund has revised the disclosure accordingly.

Comment 13: In the “Advisory Agreements” section, please add the underlined language in the following disclosure: “The Advisory and Sub-Advisory Agreements provide that the Advisers will not be liable for any error of judgment or mistake of law, or for any act or omission or any loss suffered by the Fund in connection with matters to which the Advisory Agreement relates, except for a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Advisers in the performance of its duties or by reason of reckless disregard of its obligations and duties under such Agreement (“disabling conduct”) and provides for indemnification by the Fund of the Advisers for any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) not resulting from disabling conduct by the Advisers, subject to certain limitations and conditions.” See Section 17(i) of the 1940 Act.

Response: The Fund respectfully acknowledges the Staff’s comment and notes that the Advisory and Sub-Advisory Agreements do not provide the underlined language and that the Advisory and Sub-Advisory Agreements each comply with Section 17(i) of the 1940 Act and do not “contain any provision which protects or purports to protect such person against any liability to such company or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties, or by reason of his reckless disregard of his obligations and duties under such contract or agreement.” The Fund has not revised the disclosure in response to this comment.

Comment 14: With respect to the Fund’s Declaration of Trust, please disclose in the Prospectus that Section 10.3 of the Declaration of Trust requires that certain claims shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction. Please also disclose the risks of this provision and that this provision does not apply to claims arising under federal securities laws.

Response: The Fund has revised the disclosure accordingly.

Comments Applicable to Part C

Comment 15: Please confirm that the Opinion and Consent of Dechert LLP will be consistent with Staff Legal Bulletin 19.

Response: The Fund so confirms.

Comment 16: Please revise Item 34 to reflect that the Fund is not A.2 qualified.

Response: The Fund respectfully acknowledges the Staff’s comment and notes that the Fund is able to rely on General Instruction A.2 of Form N-2. The Fund has not revised the disclosure in response to this comment.

Comment 17: Please revise undertaking number seven in Item 34 to include “prospectus or” after the word “any.”

Response: The Fund has revised the disclosure accordingly.

Comment 18: In Exhibit 2(t)(5) to the Registration Statement, please include a bullet on the cover page of the Prospectus Supplement stating that non-exercising shareholders should expect to own a smaller proportional interest of the Fund upon completion of a Rights offering than the shareholders owned prior to commencement of the offering.

Response: The Fund has revised the disclosure accordingly.

Accounting Comments

Comment 19: With respect to the fee table included in the “SUMMARY OF FUND EXPENSES” section, the Staff notes that the Fund’s Annual Report filed on Form N-CSR for the period ending October 31, 2023, lists a sales load of 1.00% and offering expenses of 0.19%. Please supplementally explain why these amounts are not shown in the fee table in the Registration Statement.

Response: The Fund notes that the applicable sales load and offering expenses related to an offering will be properly disclosed in the Prospectus Supplement in connection with such offering.

Comment 20: With respect to the fee table, please supplementally explain why the difference between “Other expenses” and “expense reimbursement” is 0.27% and not 0.25%.

Response: The Fund has updated the fee table.

Comment 21: With respect to the fee table, the Staff notes that the components included in total expenses add up to 5.28%. Please revise the fee table as appropriate.

Response: The Fund has updated the fee table.

Comment 22: Please update the expense example as appropriate to reflect any changes made to the fee table.

Response: The Fund has updated the expense example to reflect changes made to the fee table.

Comment 23: In the “FINANCIAL HIGHLIGHTS” section, please remove reference to “See Notes to Financial Statements” from the financial highlights table.

Response: The Fund has revised the disclosure accordingly.

Comment 24: In the “SENIOR SECURITIES” section, please revise the senior securities table to align with revisions made in response to the Staff’s review of the Fund’s Annual Report pursuant to the Sarbanes-Oxley Act of 2002. With respect to the Fund’s annual shareholder report, the report of independent registered public accounting firm does not indicate whether the last five fiscal years’ information contained in the senior securities table has been audited. Please include the required senior securities information and include as an exhibit to the Registration Statement a report of independent registered public accounting firm identifying the results of the audit of the senior securities table.

Response: The Fund has revised the disclosure accordingly and has included as an exhibit to the Registration Statement a report of independent registered public accounting firm identifying the results of the audit of the senior securities table.

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Please contact the undersigned at 202-261-3386 should you have any questions regarding this matter.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld